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| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+
                                          Washington, D.C. 20549
[_] Check this box if
    no longer subject       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person

         Team                        David                            O.
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        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
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                                   (Street)

         Miami                        FL                              33172
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol  LNR Property Corporation / LNR
                                             -----------------------------------
3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)
                ----------------------------------------------------------------
4.  Statement for Month/Year Jan-02
                             ---------------------------------------------------
5.  If Amendment, Date of Original (Mo./Yr.)
                                               ---------------------------------
6.  Relationship of Reporting Person) to Issuer (Check all applicable)
    ___ Director         X  Officer       ___ 10% Owner   ___ Other( specify
                        ---                                             below)
                              (give title below)
    Vice President
    --------------
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7.  Individual of Joint/Group Filing

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person
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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title             2. Trans-  3. Trans-       4. Securities Acquired (A)      5. Amount of         6. Owner-     7. Nature
   of                   action     action          or Disposed of (D)              Securities           ship          of In-
   Security             Date       Code            (Instr. 3, 4 and 5)             Beneficially         Form:         direct
   (Instr. 3)           (Mo/       (Instr. 8)                                      Owned at             Direct        Bene-
                        Day/    -----------------------------------------------    End of Fiscal        (D) or        ficial
                        Yr)                                                        Year                 Indirect      Owner (4)
                                   Code/V          Amount / (A) or (D) / Price     (Instr. 3 and 4)     (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock            N/A          N/A                     N/A                              83           I        By Savings Plan
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Common Stock         1/19/2002       (J)                 12,500 / (A)                     12,900           D
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Restricted Common
Stock (1)            1/19/2002       (J)                 12,500 / (D)                     37,500           D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions from restricted common stock.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       Instr. 3, 4, 5
                                      ative               Year)
                                      Security
                                                                           --------------------------------------------------
                                                                           Code  /   V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                    13.73            N/A                   N/A                      N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                   24.8125           N/A                   N/A                      N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                   17.3125           N/A                   N/A                      N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                  18.15625           N/A                   N/A                      N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                  26.84375           N/A                   N/A                      N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                    31.30         1/2/2002                  A                    10,000(A)
-----------------------------------------------------------------------------------------------------------------------------
 Stock Purchase Agreement (2)            31.10            N/A                   N/A                      N/A
-----------------------------------------------------------------------------------------------------------------------------

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
------------------------------------------------------------------------------------------------------------------------------------
       6. Date Exer-          7. Title / Amt. of                  8. Price       9. Number           10. Owner-       11. Na-
          cisable and            Underlying Securities               of             of Deriv-            ship             ture
          Expiration             (Instr. 3 & 4)                      Deriv-         ative                Form             of In-
          Date                                                       ative          Secur-               of De-           direct
          (Month/Day/                                                Secur-         ities                rivative         Bene-
          Year)                                                      ity            Bene-                Security         ficial
                                                                     (Instr.        ficially             Direct           Owner-
        ----------------                                             5)             Owned                (D)              ship
                                                                                    at End               or              (Instr. 4)
                                   Title / Amt.                                     of                   Indirect
                                    or # of shares                                  Year                 (I)
          Exer/Expir.                                                               (Instr. 4)           (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
        10-31-97/08-15-06      Common Stock Options/ 12,331             N/A          12,331                D
------------------------------------------------------------------------------------------------------------------------------------
        10-31-98/10-30-07      Common Stock Options/ 37,500             N/A          37,500                D
------------------------------------------------------------------------------------------------------------------------------------
        01-01-99/12-14-07      Common Stock Options/ 26,250             N/A          26,250                D
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        01-28-01/01-27-10      Common Stock Options/ 10,000             N/A          10,000                D
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        01-17-02/01-16-11      Common Stock Options/ 10,000             N/A          10,000                D
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        01-02-03/01-01-12      Common Stock Options/ 10,000             N/A          10,000                D
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        04-01-02/04-01-06      Stock Purchase Agreement/ 15,792         N/A          15,792                D
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

Explanation of Responses:

/s/ David O. Team                                2/8/2002
----------------------------------------------------------------
      **Signature of Reporting Person               Date
David O. Team

* Reporting person denies beneficial ownership of these securities.

** Intentional misstatements or ommissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Team will make purchases of LNR common stock. These purchases will total 15,792 shares.

                                                                        Page 2
                                                                        SEC 1474